UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                               PIPELINE DATA INC.
                               ------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   724059-10-0
                                   -----------
                                 (CUSIP Number)


                             Leslie J. Croland, Esq.
                        Edwards Angell Palmer & Dodge LLP
                      One North Clematis Street, Suite 400
                         West Palm Beach, FL 33401-5552
                                 (561) 833-7700
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 2, 2009
                                ----------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)  NAME OF REPORTING PERSON

     David Danzig
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

         NUMBER OF         (7)     SOLE VOTING POWER
         SHARES                    4,699,139
         BENEFICIALLY      -----------------------------------------------------
         OWNED BY          (8)     SHARED VOTING POWER
         EACH                      0
         REPORTING         -----------------------------------------------------
         PERSON            (9)     SOLE DISPOSITIVE POWER
         WITH                      4,699,139
                           -----------------------------------------------------
                           (10)    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,139
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.43%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON IN

(1)  NAME OF REPORTING PERSON

     Gregory Danzig
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

         NUMBER OF         (7)     SOLE VOTING POWER
         SHARES                    4,699,029
         BENEFICIALLY      -----------------------------------------------------
         OWNED BY          (8)     SHARED VOTING POWER
         EACH                      0
         REPORTING         -----------------------------------------------------
         PERSON            (9)     SOLE DISPOSITIVE POWER
         WITH                      4,699,029
                           -----------------------------------------------------
                           (10)    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,029
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.43%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON IN

(1)  NAME OF REPORTING PERSON

     Kauai Investment Holdings, LLC
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------

         NUMBER OF         (7)     SOLE VOTING POWER
         SHARES                    4,699,029
         BENEFICIALLY      -----------------------------------------------------
         OWNED BY          (8)     SHARED VOTING POWER
         EACH                      0
         REPORTING         -----------------------------------------------------
         PERSON            (9)     SOLE DISPOSITIVE POWER
         WITH                      4,699,029
                           -----------------------------------------------------
                           (10)    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,029
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.43%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON OO

      This Amendment No. 12 to Statement on Schedule 13D is filed jointly by David Danzig, Gregory Danzig and Kauai Investment Holdings, LLC (collectively, the "Reporting Persons") and amends and supplements the following:

      (a) (i) the Statement on Schedule 13D (the "GD Schedule") filed jointly on December 30, 2005 by Gregory Danzig and Kauai Investment Holdings, LLC ("Kauai"); (ii) Amendment No. 1 to the GD Schedule filed jointly on October 31, 2006; (iii) Amendment No. 2 to the GD Schedule filed jointly on December 7, 2006; (iv) Amendment No. 3 to the GD Schedule filed jointly on July 5, 2007; (v) Amendment No. 4 to the GD Schedule filed jointly on January 7, 2008; (vi) Amendment No. 5 to the GD Schedule filed jointly on March 10, 2008; (vii) Amendment No. 6 to the GD Schedule filed jointly on May 5, 2008;
            (viii) Amendment No. 7 to the GD Schedule filed jointly on July 1, 2008; (ix) Amendment No. 8 to the GD Schedule filed jointly on August 6, 2008; (x) Amendment No. 9 to the GD Schedule filed jointly on September 18, 2008; (xi) Amendment No. 10 to the GD Schedule filed jointly on December 3, 2008; and (xii) Amendment No. 11 to the GD Schedule filed jointly on January 8, 2009; and

      (b) (i) the Statement on Schedule 13D (the "DD Schedule") filed on December 30, 2005 by David Danzig; (ii) Amendment No. 1 to the DD Schedule filed on October 31, 2006; (iii) Amendment No. 2 to the DD Schedule filed on December 7, 2006; (iv) Amendment No. 3 to the DD Schedule filed on July 5, 2007; (v) Amendment No. 4 to the DD Schedule filed on January 7, 2008; (vi) Amendment No. 5 to the DD Schedule filed on March 10, 2008; (vii) Amendment No. 6 to the DD Schedule filed on May 5, 2008; (viii) Amendment No. 7 to the DD Schedule filed on July 1, 2008; (ix) Amendment No. 8 to the DD Schedule filed jointly on August 6, 2008; (x) Amendment No. 9 to the DD Schedule filed jointly on September 18, 2008; (xi) Amendment No. 10 to the DD Schedule filed jointly on December 3, 2008; and (xii) Amendment No. 11 to the DD Schedule filed jointly on January 8, 2009.

This Amendment No. 12 to Statement on Schedule 13D, the previous amendments to the GD and DD Schedules and the initial GD and DD Schedules are hereinafter collectively referred to as this "Statement."

Item 4.  Purpose of Transaction.

      The information set forth in Item 4 of this Statement is hereby amended by adding the following:

      Effective as of February 2, 2009, the Reporting Persons entered into the Second Amended and Restated Put Modification Agreement Extension, Second Extension (the "Extension") with Pipeline Data Inc. ("Pipeline") and Charge.com, Inc., a wholly-owned subsidiary of Pipeline. The Extension extends the date by which Pipeline must pay a total of $2 million to the Reporting Persons and transfer to Gregory Danzig and David Danzig the "charge.com" domain name (the "Domain Name") and certain other assets, properties and rights inherent to the use of the Domain Name and the operation of a website using the Domain name for the repurchase of a total of 9,398,058 shares of Pipeline common stock from January 23, 2009 to February 3, 2009. If Pipeline, on or prior to February 3, 2009, enters into an agreement with ComVest Investment Partners or one of its affiliates (collectively, "ComVest") pursuant to which ComVest invests at least $15 million in Pipeline's common stock, the February 3, 2009 date will be further extended to February 13, 2009.

      The foregoing description of the Extension does not purport to be complete and is qualified in its entirety by reference to the Extension attached hereto as Exhibit N and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The information set forth in Item 6 of this Statement is hereby amended and supplemented as follows:

      Except as described in Item 4 of this Statement, which is incorporated by reference into this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of Pipeline, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A         Agreement to Jointly File Statement on Schedule 13D. (1)

Exhibit B         Lock Up Agreement dated December 19, 2005 among Pipeline Data Inc., David Danzig and Gregory Danzig. (2)

Exhibit C         Second  Amendment to Agreement and Plan of Merger dated October 26, 2006 among Pipeline Data Inc.,  David
                  Danzig and Gregory Danzig. (3)

Exhibit D         Third  Amendment  to  Agreement  and Plan of Merger  dated  December  5, 2006 among  Pipeline  Data Inc.,
                  Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (4)

Exhibit E         Fourth Amendment to Agreement and Plan of Merger dated July 3, 2007 among Pipeline Data Inc.,  Charge.com
                  Acquisition, Inc., Gregory Danzig and David Danzig. (5)

Exhibit F         Fifth  Amendment to Agreement and Plan of Merger dated as of December 28, 2007 among  Pipeline Data Inc.,
                  Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (6)

Exhibit G         Sixth  Amendment to  Agreement  and Plan of Merger  dated as of March 4, 2008 among  Pipeline  Data Inc.,
                  Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (7)

Exhibit H         Seventh  Amendment to Agreement  and Plan of Merger dated as of April 30, 2008 among  Pipeline Data Inc.,
                  Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (8)

Exhibit I         Eighth  Amendment  to  Agreement  and Plan of Merger  dated  June 30,  2008  among  Pipeline  Data  Inc.,
                  Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (9)

Exhibit J         Put  Modification  Agreement  dated August 4, 2008 among Pipeline Data Inc.,  Charge.com,  Inc.,  Gregory
                  Danzig, Kauai Investment Holdings, LLC and David Danzig. (10)

Exhibit K         Amended and Restated Put  Modification  Agreement  dated  September  15, 2008 among  Pipeline  Data Inc.,
                  Charge.com, Inc., Gregory Danzig, Kauai Investment Holdings, LLC and David Danzig. (11)

Exhibit L         Second Amended and Restated Put Modification  Agreement dated as of November 26, 2008 among Pipeline Data
                  Inc., Charge.com, Inc., Gregory Danzig, Kauai Investment Holdings, LLC and David Danzig. (12)


Exhibit M         Second  Amended and  Restated  Put  Modification  Agreement  Extension  dated as of January 5, 2009 among
                  Pipeline Data Inc.,  Charge.com,  Inc., Gregory Danzig, Kauai Investment Holdings,  LLC and David Danzig.
                  (13)

Exhibit N         Second Amended and Restated Put  Modification  Agreement,  Second  Extension dated as of February 2, 2009 among Pipeline Data Inc.,  Charge.com,  Inc., Gregory Danzig,  Kauai Investment  Holdings,  LLC and David
                  Danzig.

--------------------------
(1) Previously filed as Exhibit A to Amendment No. 8 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and Amendment No. 8 to the Schedule 13D of David Danzig.
(2) Previously filed as Exhibit B to the initial Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as an exhibit to the initial
     Schedule 13D of David Danzig.
(3) Previously filed as Exhibit C to Amendment No. 1 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit B to Amendment No. 1 to the Schedule 13D of David Danzig.
(4) Previously filed as Exhibit D to Amendment No. 2 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit C to Amendment No. 2 to the Schedule 13D of David Danzig.
(5) Previously filed as Exhibit E to Amendment No. 3 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit D to Amendment No. 3 to the Schedule 13D of David Danzig.
(6) Previously filed as Exhibit F to Amendment No. 4 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit E to Amendment No. 4 to the Schedule 13D of David Danzig.
(7) Previously filed as Exhibit G to Amendment No. 5 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit F to Amendment No. 5 to the Schedule 13D of David Danzig.
(8) Previously filed as Exhibit H to Amendment No. 6 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit G to Amendment No. 6 to the Schedule 13D of David Danzig.
(9) Previously filed as Exhibit I to Amendment No. 7 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and as Exhibit H to Amendment No. 7 to the Schedule 13D of David Danzig.
(10) Previously filed as Exhibit J to Amendment No. 8 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and Amendment No. 8 to the Schedule 13D of David Danzig.
(11) Previously filed as Exhibit K to Amendment No. 9 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and Amendment No. 9 to the Schedule 13D of David Danzig.
(12) Previously filed as Exhibit L to Amendment No. 10 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and Amendment No. 10 to the Schedule 13D of David Danzig.
(13) Previously filed as Exhibit M to Amendment No. 11 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC and Amendment No. 11 to the Schedule 13D of David Danzig.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 5, 2009


                                          Kauai Investment Holdings, LLC

                                               By: /s/ Gregory Danzig
                                                   -----------------------------
                                                   Gregory Danzig, Sole Manager

                                          /s/ Gregory Danzig
                                          --------------------------------------
                                          Gregory Danzig

                                          /s/ David Danzig
                                          --------------------------------------
                                          David Danzig

                                                                       EXHIBIT N

             SECOND AMENDED AND RESTATED PUT MODIFICATION AGREEMENT
                                SECOND EXTENSION

      SECOND AMENDED AND RESTATED PUT MODIFICATION AGREEMENT SECOND EXTENSION (this "Extension") dated as of February 2, 2009 by and among Pipeline Data Inc., a Delaware corporation ("PPDA"), Charge.com, Inc., a Delaware corporation (formerly known as Charge.com Acquisition, Inc.) and wholly-owned subsidiary of PPDA (the "Company"), Gregory Danzig ("GD"), Kauai Investment Holdings, LLC, a Florida limited liability company ("Kauai"), and David Danzig ("DD" and, together with GD, the "Shareholders"). The parties to this Extension are sometimes referred to herein as the "Parties."

      WHEREAS, the Parties entered into the Second Amended and Restated Put Modification Agreement dated as of November 26, 2008 (the "Agreement");

      WHEREAS, the Parties entered into the Second Amended and Restated Put Modification Agreement Extension dated as of January 5, 2009 (the "Original Extension");

      WHEREAS, capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement; and

      WHEREAS, the Parties desire to agree to this Extension on the terms contained herein.

      NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged the parties hereto agree as follows:

1. Section 1 of the Agreement is hereby amended and restated in its entirety as follows:

"Put Right Modification and Potential Waiver. If the Modification Conditions (as defined in Section 2 below) are fully satisfied on or prior to the Deadline Date (as defined below), then the Put Right payment, waiver and release provisions of
Section 2 shall be applicable (subject to the reinstatement provisions of Section 6 below). If the Modification Conditions are not fully satisfied on or prior to the Deadline Date, then the Put Right exercise and payment provisions of Section 3 shall be applicable. For purposes of this Agreement, the "Deadline Date" shall mean February 3, 2009; provided, however, if PPDA, on or prior to February 3, 2009, enters into a definitive binding agreement with ComVest Investment Partners or ComVest Investment Partners' affiliate (collectively, "ComVest") pursuant to which ComVest will invest at least $15,000,000 in PPDA's capital stock, then the "Deadline Date" shall mean February 13, 2009."

2. Employment and Consulting Payments. PPDA shall continue to pay GD his salary from December 19, 2008 until the date that the Modification Conditions are fully satisfied (based on GD's salary in effect immediately prior to the termination of the GD Employment Agreement, payable on a weekly basis in form and timing as such payments were made prior to the termination of the GD Employment Agreement). PPDA shall continue to pay DD his consulting payments from December 19, 2008 until the date that the Modification Conditions are fully satisfied (based on DD's salary in effect immediately prior to the termination of the DD Consulting Agreement, payable on a monthly basis in form and timing as such payment were made prior to the termination of the DD Consulting Agreement).

3. Transfer of Domain Name. For the avoidance of doubt, and without limiting the provisions of Section 2(a)(iii)(A) or Section 6 of the Agreement, the Modification Condition described in Section 2(a)(iii)(A) of the Agreement shall not be satisfied until PPDA and the Company shall have (a) consummated the transfer of the Domain Name to the Shareholders (or their designee) through Network Solutions via an electronic request initiated by the Shareholders (or their designee), (b) executed and delivered to the Shareholders (or their designee) documentation submitted to PPDA by the Shareholders based on Network Solutions' form (including, if not part of the form, powers of attorney similar to the type which are part of the Escrow Materials) effecting the transfer of the Domain Name to the Shareholders (or their designee) and (c) joined with the Shareholders in terminating the Domain Name Escrow Agreement and instructing Iron Mountain to return the Escrow Materials to the Shareholders. The Parties will use their respective best efforts and mutually cooperate in effecting the transfer of the Domain Name as described herein and, subject to the terms, conditions, and provisions of the Agreement, in delivering the other items each Party is required to deliver under the Agreement in accordance therewith.

4. Agreement Provisions. All other provisions of the Agreement shall remain in full force and effect and be unaffected by this Extension. All references to the Agreement in the Agreement shall be deemed to include this Extension.

5. Original Extension. This Extension shall amend, restate, supersede and replace in all respects the Original Extension.

6. Signatures. This Extension shall be effective upon delivery of original signature pages or facsimile copies thereof executed by each of the Parties (or upon such signature pages being sent via e-mail to each of the Parties as a portable data format (pdf) file or image file attachment).

7. Counterparts. This Extension may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. The Parties to this Extension need not execute the same counterpart.




                     [Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Extension as of the date and year first above written.

                               PIPELINE DATA INC.

                               By: /s/ MacAllister Smith
                               -----------------------------------------------
                               Name:   MacAllister Smith
                               Title:  Chief Executive Officer and President



                               CHARGE.COM, INC.

                               By: /s/ MacAllister Smith
                               -----------------------------------------------
                               Name:   MacAllister Smith
                               Title:  Chief Executive Officer and President



                               SHAREHOLDERS:


                               /s/ Gregory Danzig
                               -----------------------------------------------
                               Gregory Danzig, individually and as the duly
                               authorized representative of Kauai Investment Holdings, LLC


                               /s/ David Danzig
                               -----------------------------------------------
                               David Danzig